Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

July 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Kathleen Collins
Accounting Branch Chief

Re:	Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Filed May 6, 2016
File No. 001-35547

Ms. Collins:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 22, 2016, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 1A. Rick Factors, page 36

1.

We note that GI Netsmart Holdings’ (“GI”) investment in Netsmart JV (“Netsmart”) is in the form of Class A preferred units while the company’s investment is in the form of Class A common units.  We further note that you own approximately 49% of the outstanding equity interests in Netsmart, while GI and rollover equity holders own approximately 47% and 4%, respectively.  Please tell us how the percentage ownership in the joint venture was determined.  Also, tell us what each party contributed to form the joint venture including the value of any non-cash contributions and how such value was determined.  Last, describe for us the purpose and design of Netsmart.

For purposes of clarity, the legal entity for which Allscripts, GI and rollover equity holders hold their equity interests is Nathan Holdings LLC.  Within this Comment Letter reply, Nathan Holdings LLC shall be referred to as “Netsmart”.

In connection with the creation of Netsmart, the Company contributed to Netsmart $351.5 million, consisting of cash and certain of the property, rights and interests it held for use in the operation of its Homecare business. The value of the Homecare business contributed to Netsmart was determined in consultation and negotiation with GI. The GI contribution to Netsmart was approximately $337.7 million in cash, resulting in a Netsmart equity valuation of $689.2 million. Accordingly, immediately prior to the consummation of the acquisition of Netsmart Technologies, Inc. (“Netsmart Technologies”), without giving effect to the rollover equity, the Company and GI respectively held 51% and 49% of the outstanding equity of Netsmart, calculated on an as-converted basis. The 4% equity rollover, the amount of which was determined in negotiation with the Netsmart Technologies management team, resulted in the Company and GI owning 49% and 47% of Netsmart, respectively, calculated on an as-converted basis. It should be noted that for purposes of calculating equity ownership of Netsmart, Class A Preferred Units and Class A Common Units are considered equal since the Class A Preferred Units are convertible on a one-for-one basis at the option of the holder into the same number of fully paid and non-assessable Class A Common Units. GI received Class A Preferred Units rather than Class A Common Units primarily to facilitate GI’s right to receive the liquidation preference GI required to make its investment in Netsmart.

The purpose and design of Netsmart was to create a vehicle that would combine the Company’s Homecare business and the businesses of Netsmart Technologies, consisting primarily of behavioral health and human services businesses, with the financial backing and expertise of a private equity firm with a goal to improve the efficiency and performance of the combined businesses.

2.	Please describe to us your consideration of the guidance in ASC 323-10-20 in determining whether the transaction represented the formation of a joint venture.

We interpret ASC 323-10-20 to note that in order to meet the definition of a joint venture, an arrangement must have ALL of the following characteristics:

1.	The arrangement must be organized within a separate legal entity
2.	The entity must be under the joint control of the venturers
3.	The venturers must be able to exercise joint control of the entity through their equity investments

(1)

Was the transaction organized within a separate legal entity?  ASC 810-10-20 defines a legal entity as “Any legal structure used to conduct activities or to hold assets. Some examples of such structures are corporations, partnerships, limited liability companies, grantor trusts, and other trusts.”  Netsmart meets this definition.

(2)

Is the entity under the joint control of the venturers?  Joint control exists when all of the significant decisions related to an entity require the unanimous consent of all of the venturers (the only exception is when small noncontrolling interests are held by public ownership). Unanimous consent exists when any individual venturer can prevent any other venturer or group of venturers from making significant decisions without its consent (e.g., via substantive approval or veto rights).  As noted in the reply to Comments Five and Six below, we believe Allscripts’ unilateral approval of the Netsmart operating budget represents a significant decision for which the other venturers do not exhibit joint control.  Therefore, Netsmart does not meet this definition.

(3)

Do the venturers exercise joint control of the entity through their equity investments?  Similarly to (2), we believe Allscripts’ requirement to unilaterally approve the operating budget represents a significant decision for which the other venturers do not exhibit joint control of the entity through their equity investments.  Therefore, Netsmart does not meet this definition.

Conclusion: the transaction did not represent the formation of a joint venture.  As a result, management then considered ASC 810-10-15-14 in determining whether Netsmart had the characteristics of a variable interest entity (“VIE”).

3.

We note from your prior response that you believe you should consolidate Netsmart under either the variable interest or voting interest models.  Please tell us how you considered ASC 810-10-15-14 in determining whether Netsmart has the characteristics of a variable interest entity.

ASC 810-10-15-14 requires that a legal entity shall be considered a VIE if it has ANY of the following characteristics:

•	The entity does not have enough equity to finance its activities without additional subordinated financial support.
•	The equity holders, as a group, lack the characteristics of a controlling financial interest.
•	The entity is established with non-substantive voting rights (e.g., an anti-abuse clause).

Allscripts’ management has reached the following conclusions regarding Netsmart with respect to the requirements of ASC 810-10-15-14:

•	Netsmart does have enough equity at risk to finance its activities without additional subordinated financial support as indicated on the basis of reasonable quantitative evidence.
•

The holder of the equity at risk (Allscripts), does possess the characteristics of a controlling financial interest by virtue of its exclusive right to approve the operating budget, and the other members do not possess substantive participating or kick-out rights.

•	Netsmart was not designed to have non-substantive voting rights because it does not conduct substantially all of its activities on behalf of Allscripts or any of its other equity holders.

Based on these conclusions, Allscripts’ management believes that Netsmart is not a VIE and should therefore be evaluated for possible consolidation on the basis of ASC 810-10-15-3(b), commonly referred to as the Voting Interest Model.

ASC 810-10-15-3(b) states that entities not within the scope of the variable interest model (ASC 810-10-15-3 (a)) and not controlled by contract (ASC 810-10-15-3 (c)) shall be considered for consolidation under the general subsections of Topic 810, commonly referred to as the Voting Interest Model.

As previously stated, Allscripts’ management believes that Netsmart is not within the scope of the VIE subsections of Topic 810.  Nor does Allscripts have any additional managerial authority granted by contract outside of the Amended and Restated Limited Liability Company Agreement (LLC Agreement), dated April 19, 2016, which the Company anticipates will be filed along with the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2016.  Therefore, Allscripts’ management believes that Netsmart should be considered for consolidation under the Voting Interest Model as per ASC 810-10-15-3(b).

ASC 810-10-15-8 states that “the usual condition for a controlling financial interest is ownership of a majority voting interest , and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree” [emphasis added].

While Allscripts does not possess a simple majority of voting rights based on ownership units or Board votes, Allscripts’ management believes that the power to control Netsmart has been granted to Allscripts by agreement with other stockholders through the terms of the LLC Agreement, primarily the approval of the operating budget as discussed further in Comments Five and Six below. Therefore, management believes Netsmart should be consolidated with Allscripts for financial reporting purposes.

4.

Tell us how the CEO of Netsmart is appointed and describe any rights or influence you and/or GI have in that appointment.  Also, tell us whether you or GI has any ability to have the CEO removed or replaced.  Last, tell us how other management positions are filled or removed.

Under the LLC Agreement, a board of directors has been established and is comprised of three voting members designated by Allscripts, three voting members designated by GI Partners, and one voting member who shall be the CEO of Netsmart. Officers (as defined) of Netsmart are appointed by the board of directors as specified in Section 5.4(b) of the LLC Agreement:

The Board may (but need not), from time to time, designate and appoint one or more persons as an Officer of the Company.  Any Officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them.  The Board may assign titles to particular Officers (including, without limitation, Chairman, Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Vice President, Executive Vice President, Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer). … The salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Board.

It should be noted as part of the LLC Agreement (specifically Section 5.2(a)(iii)), a CEO was named as of the Effective Date of the LLC Agreement.

Specific to removal and replacement of Netsmart’s Officers, Section 5.4(c) of the LLC Agreement states:

Any Officer may be removed as such, either with or without cause, by the Board in its sole discretion at any time; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed.  Designation of an Officer shall not of itself create contract rights.  Any vacancy occurring in any office of the Company may be filled by the Board and shall remain vacant until filled by the Board.

We believe that Allscripts’ approval of the Netsmart operating budget, as discussed in Comments Five and Six below, is the activity that most significantly impacts Netsmart’s economic performance and that the CEO must make decisions and take actions in accordance with that budget.

5.

Please describe further the manner in which Netsmart’s budget is prepared and tell us who is involved in such process.  Tell us how detailed the budget is and how it impacts Netsmart’s strategic operating decisions.  Describe the frequency and manner in which actual to budget results are reviewed and the process involved when such amounts differ.

Netsmart management is responsible for developing their operating budget.  It is prepared annually with presentation by month. The budget is prepared at the line of business/product level for bookings, revenues and gross margin and expense by type.  Balance sheets and statement of cash flows are prepared at the consolidated level.  This is consistent with how Netsmart management develops and measures its strategic operating decisions.  We believe the budgeting process translates an entity’s strategic imperatives into an operational roadmap that defines how resources will be allocated.  Specifically the budgeting process addresses, among other things, product roadmaps, the marketing and delivering of products and services offerings, product development expenditures, and compensation and headcount.

Monthly, quarterly and annual comparisons of Netsmart’s budget to actual results are prepared by Netsmart management and reviewed by Netsmart management and the Board.

Section 5.7 below prescribes that Allscripts has the sole authority to approve Netsmart’s annual budget as well as any mid-year changes of 10% or more (either upward or downward).

Approval of the Budget.  The Company shall obtain the prior approval of the Allscripts Members’ before adopting:

(a)

the annual operating budget of the Company and its Subsidiaries including projected income statements, balance sheets, and statement of cash flows along with headcount plans, spending plans and product roadmaps together with supporting financial and operational information that is reasonable and customary to support, clarify or otherwise explain items included in the operating budget, reported at a level at least as granular as that at which resource allocation decisions are made by and/or actual performance is measured in the normal course of business; and

(b)

mid-year changes of more than 10% (either upward or downward) in the approved annual operating budget reported at a level at least as granular as that at which resource allocation decisions are made and/or actual performance is measured in the normal course of business.

The Company shall operate the Company and its Subsidiaries consistent with the approved budget as provided for in this Section 5.7 (taking into account changes permitted by clause (b)).

6.

You have concluded that the budgeting process is the activity that most significantly impacts the economic performance of Netsmart.  Please tell us what other activities were considered in your analysis.  In this regard, please describe all other activities that significantly impact the economic performance of Netsmart such as product development expenditures, pricing, acquisitions or divestitures, hiring and firing of key employees, debt incurrence, etc.  For each of the activities identified, please tell us the extent to which you and/or GI has the ability to direct such activities.

As noted in Comment Five, we believe the budgeting process translates an entity’s strategic imperatives into an operational roadmap that defines how resources will be allocated.  Specifically the budgeting process addresses and drives, among other things, product roadmaps, the marketing and delivering of products and services offerings, pricing roadmaps, product development expenditures, financing decisions (including ability to and need to incur debt), evaluation of acquisition and divestiture opportunities, and compensation and headcount decisions.  Collectively, we believe these items which significantly impact economic performance are controlled via the budgeting process.

Additionally, the LLC Agreement addresses certain protective provisions for which Allscripts and GI must each provide written consent prior to any actions by Netsmart.  We believe the Principal Member Protective Provisions as noted below in Section 5.6 are means to protect Allscripts and GI from actions that could be taken outside the ordinary course of business of Netsmart.  We do not believe such protective provisions grant either Allscripts or GI a controlling financial interest in Netsmart.

Section 5.6 Principal Member Protective Provisions:

Notwithstanding anything to the contrary contained herein, the Company shall not, and shall cause its Subsidiaries to not, directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the prior written consent of both the Allscripts Members and the GI Members (which consent may be withheld by any such Member in its sole discretion), and any such act or transaction entered into without such consent shall be null and void ab initio, and of no force or effect:

(a)

create, or authorize the creation of, or issue or sell, or obligate itself to issue or sell, any Equity Securities or debt securities, or increase the authorized number of Equity Securities (except for a Permitted Acquisition Issuance or as otherwise provided in Section 13.1);

(b)

purchase, redeem or prepay, or pay or declare any dividend or make any distribution on any Equity Securities or debt securities (other than (i) as specifically provided in  Section 3.3(e) or (ii)  repurchases from former employees, officers, directors, consultants or other natural persons who performed services for the Company or any Subsidiary (excluding any Principal Member or any Affiliate of a Principal Member or any director, manager, officer or employee of any of the foregoing (but not excluding, in any way, a Management Party)) in connection with the cessation of such employment or service);

(c)

any Restricted Sale occurring on or before the fifth anniversary of the Effective Date (except as otherwise provided in Section 9.4), unless in such transaction both Principal Members receive Distributions or payments in such transaction that, together with any Distributions previously received, are at least two times their Invested Capital;

(d)

any Initial Public Offering (except as otherwise provided in Section 13.1), unless the price per share as of the effectiveness of such Initial Public Offering implies a value of the Company such that both Principal Members’ ownership interest in the Company has an implied value that, together with any Distributions previously received, is at least two times their Invested Capital;

(e)

(i) liquidate, dissolve or wind-up its business and affairs; (ii) commence any case, proceeding or other action under Title 11 of the United States Code or any other existing or future liquidation, bankruptcy, assignment for the benefit of creditors, conservatorship, moratorium, receivership, insolvency, rearrangement, reorganization or similar debtor relief laws of the US or other applicable jurisdictions in effect from time to time, seeking to have an order for relief entered with respect to it, or to adjudicate it as bankrupt or insolvent, or reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; (iii) make a general assignment for the benefit of its creditors; or (iv) take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth above by the Company or any Subsidiary or by any other Person against the Company or any Subsidiary (except, in the case of clauses (i) and (iv) above, in connection with any action pursuant to Section 9.4);

(f)

enter into any agreement, contract or transaction (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Principal Member, any Affiliate of any Principal Member or any other Affiliate of the Company (except in connection with any Permitted Acquisition Issuance or any action pursuant to Section 3.3(e) or Section 13.1);

(g)

amend, alter, repeal or waive any provision of this Agreement or any of its Organizational Documents (except (i) that any right given specifically to a Principal Member may be waived by such Principal Member and (ii) in connection with any Permitted Acquisition Issuance or any action pursuant to Section 3.3(e), Section 9.4 or  Section 13.1);

(h)	increase or decrease the authorized number of Managers constituting the Board (except as specifically provided in Section 5.2);
(i)	except as provided in Section 2.7(b), make any tax elections affecting the tax classification of the Company;
(j)	make any material change to any accounting policies, procedures, methods or practices, except as required to remain in compliance with GAAP; or
(k)	authorize any of the foregoing or enter into an agreement or contract to do any of the foregoing.
7.

You state on page 36 that certain significant actions to be taken by Netsmart require the consent of both you and GI.  Please tell us what significant actions would require consent from both parties and describe other pertinent rights that the other interest-holders have.

Significant actions to be taken by Netsmart requiring the consent of both Allscripts and GI are called out in the LLC Agreement, Section 5.6 Principal Member Protective Provisions which is quoted in Comment Six above.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (312) 506-1216.

Very truly yours,

/s/ Melinda Whittington

Melinda Whittington
Chief Financial Officer

cc:	Edward Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc. Brian Farley, Senior Vice President, General Counsel, Allscripts Healthcare Solutions, Inc.